UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

BBVA reached today an agreement with CITIC Limited for the sale of 5.1% of its participation in the share capital of China CITIC Bank Limited (“CNCB”) to for a total price of approximately 944 MM euros. This transaction is subject to the necessary authorizations. After the closing of this sale, the participation of BBVA in CNCB will be reduced to 9.9%.

Simultaneously, BBVA and CNCB have agreed to adapt their strategic cooperation agreement to the new situation, removing the exclusivity obligations that affected the activities of BBVA in the PRC, and agreeing to discuss new areas of cooperation among both banks, as BBVA’s current intention is to remain a key long term investor in CNCB. The agreements affected will be finalized in due course.

According to applicable accounting rules, this new situation implies a change in the criteria applied to the participation of BBVA in CNCB, which will become a non-significant financial participation, registered as “available for sale” triggering the following consequences:

1. An improvement in the group’s core capital, amounting to approximately 2,400 MM Euros calculated under Basel III fully loaded requirements, which will increase this core capital ratio in approximately 72 basis points.

2. An extraordinary negative impact in the group’s attributed net income for              2013, of approximately 2,300 MM Euros, triggered by the mark-to-market of the full participation in CNCB.

This transaction allows the BBVA group an early adoption of the new capital requirements under Basel III, while maintaining its presence in the Chinese Market through its partnership with CITIC Group.

Today at 9.30 (Madrid time) BBVA will present the transaction to the financial markets. Any interested party can follow the presentation via BBVA’s web site on the Internet (http://shareholdersandinvestors.bbva.com).

A recording of the presentation will be available on the above web site, for a period of at least one month.

Madrid, October 17, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 17, 2013

By: /s/ Carlos Torres Vila
Name: Carlos Torres Vila
Title: Head of Strategy & Corporate Development